UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

THE MEDICINES COMPANY

(Name of Subject Company (Issuer))

MEDUSA MERGER CORPORATION

an indirect wholly owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

584688105

(CUSIP Number of Class of Securities)

Shannon Thyme Klinger
Group General Counsel
Novartis AG
Lichstrasse 35

CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

With a copy to:

Francis J. Aquila

Matthew G. Hurd
Melissa Sawyer
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Telephone: +1 (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$9,677,945,967.37	$1,256,197.39

(1)

Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (a) 80,183,716 outstanding shares of The Medicines Company (the “Company”) common stock, par value $0.001 per share (collectively, “Shares”) (including 235,387 restricted Shares) multiplied by $85.00, the offer price per Share (the “Offer Price”), plus (b) 9,864,818 Shares issuable upon the exercise of outstanding equity compensation options with an exercise price less than the Offer Price, multiplied by $55.976 (which is the Offer Price minus the weighted average exercise price for such options of $29.024 per Share), plus (c) 27,178,083 Shares subject to issuance pursuant to outstanding convertible notes, to the extent converted in accordance with their terms, multiplied by the Offer Price. The calculation of the filing fee is based on information provided by the Company as of December 2, 2019.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2020, issued August 23, 2019, equals $129.80 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $1,256,197.39	Filing Party: Novartis AG and Medusa Merger Corporation
	Form of Registration No.: Schedule TO	Date Filed: December 5, 2019

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on December 5, 2019 by (i) Medusa Merger Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Parent”), and (ii) Parent.  The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Medicines Company, a Delaware corporation (the “Company”), at a purchase price of $85.00 per Share, net to the seller in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, as it may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Schedule TO.

The Schedule TO is hereby amended as follows:

Item 11.

The information set forth in the Offer to Purchase under “The Offer—Section 15—Certain Legal Matters” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding at the end of the section captioned “The Offer—Section 15—Certain Legal Matters” a subsection titled “Litigation” and the following paragraph:

“Following the filing of the Schedule TO, four lawsuits were filed challenging the proposed transaction. One putative class-action lawsuit (captioned Kent v. The Medicines Company et al., Case No. 1:19-cv-02248-UNA) was filed in the United States District Court for the District of Delaware on December 10, 2019. Two lawsuits were filed on December 12, 2019, in the United States District Court for the Southern District of New York (captioned Urena v. The Medicines Company et al., Case No. 1:19-cv-11359) and the United States District Court for the District of New Jersey (captioned Wang v. The Medicines Company et al., Case No. 2:19-cv-21298), respectively. A fourth lawsuit was filed on December 17, 2019 in the United States District Court for the District of New Jersey (captioned Herskowitz v. The Medicines Company et al., Case No. 2:19-cv-21491). The Kent and Wang complaints name the Company, its directors, Parent and Purchaser as defendants. The Urena complaint names the Company and its directors and certain executive officers as defendants. The Herskowitz complaint names the Company and its directors as defendants. The complaints allege generally that the Company’s Schedule 14D-9 omits certain information concerning the proposed transaction. The complaints seek various legal and equitable relief, including, among other things, orders (i) enjoining the defendants from proceeding with, consummating or closing the Merger until the allegedly omitted information is disclosed, (ii) rescinding the Merger if consummated, or awarding rescissory damages, and (iii) awarding plaintiffs’ costs, including attorneys’ fees. Parent may be named in additional similar complaints. If such additional complaints are filed, absent new or different allegations that are material, the Company, Parent and Purchaser will not necessarily announce such additional filings.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2019

MEDUSA MERGER CORPORATION

By:	/s/ Peter Louwagie
Name:	Peter Louwagie
Title:	Authorized Signatory

NOVARTIS AG

By:	/s/ Dario Drago
Name:	Dario Drago
Title:	As Attorney

By:	/s/ Jonathan Emery
Name:	Jonathan Emery
Title:	As Attorney